UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9C

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.
(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €0.35 each
American Depositary Shares, each representing one ordinary share, nominal value €0.35 per share
(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)
American Depositary Shares (CUSIP: 737273102)
(CUSIP Number of Class of Securities)

Nuno Prego
Investor Relations Director
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal
+351 21 500 1701
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

1.                                       Press Release, dated December 28, 2006, entitled “Transfer of holdings to PT Portugal.”

IMPORTANT NOTICE

Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information.  The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

These materials contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. These statements reflect our current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

2

RELEASE

Portugal Telecom, SGPS, S.A.

Public Company

Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon

Share Capital: Euro 395,099,775

Registered in the Commercial Registry Office of Lisbon and

Collective Entity no. 503 215 058

Transfer of holdings to PT Portugal

Lisbon, 28 December 2006 – Portugal Telecom (“PT”) clarifies that the transfer of PT Comunicações and TMN to PT Portugal executed on September 30, 2006 was a simple intra–group reorganization carried out through the purchase and sale of PT’s holdings in those companies. The purpose of this transfer was to concentrate in a newly incorporated sub–holding the Group’s portfolio related to the most important domestic companies, thereby adopting an organizational model which follows current market trends, notably the increasing fixed–mobile convergence.

In addition, PT further clarifies that:

(i) the above mentioned transaction was executed at market value;

(ii) the transaction had no impact on PT’s consolidation perimeter or its total net shareholders’ equity;

(iii) the transaction had no impact on the net income of the company;

(iv) the recognition of a capital gain created with the transaction was eliminated and will only be recognized at the moment such holdings may be sold to third parties;

(v) in accordance with the applicable accounting rules, all amounts concerning those holdings were reclassified from “Adjustments for investments in affiliate and associated companies” to “Retained earnings”;

(vi) as a result, the above mentioned transaction has increased the distributable reserves in approximately 827 million Euros, as it has already been disclosed to the market;

(vii) the transaction has no tax impact.

Therefore, the sale of PT Comunicações and TMN does not affect, directly or indirectly, the purposes and objectives announced by the offeror, does not involve any additional burden to such offeror and has no impact on the offer in progress.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.